August 1, 2013 VIA EDGAR Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

CenturyLink, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-07784

Dear Mr. Spirgel:

On behalf of CenturyLink, Inc., I am writing to acknowledge receipt of your letter, dated July 18, 2013, relating to our Annual Report on Form 10-K for the year ended December 31, 2012. As we discussed with Robert Littlepage on Tuesday, July 30, 2013, we intend to respond to your letter in approximately one week.  As a result of your comments, we are currently considering including additional disclosures in our next Report on Form 10-Q, but as we are still in the middle of drafting that Report on Form 10-Q we need additional time to ensure that any additional disclosures are thoroughly vetted through our full disclosure review process.  Thank you for your understanding. Please call me at (318) 388-9512 if you have any questions.

Sincerely,

/s/ R. Stewart Ewing
R. Stewart Ewing
Executive Vice President, Chief Financial Officer and Assistant Secretary

cc: W. Bruce Hanks, Chair — CenturyLink, Inc. Audit Committee